Filed Pursuant To Rule 433
Registration No. 333-158105
November 19, 2009

DATE	11/18/2009
STATION	Internet (—)
LOCATION	National
PROGRAM	Fox Business Video
BROADCAST TRANSCRIPT
LIZ CLAMAN, host:
Five years ago, the first US gold ETF, exchange traded fund, launched on the New York Stock Exchange. You may know it. You may own it. It’s the GLD. Today, we see gold hitting record highs and billionaire hedge fund manager John Paulson making a big bet on gold with plans to launch a new gold fund. Is there even more growth ahead for gold? We’re bringing in Ian Telfer; he’s the chairman of the World Gold Council.
And with him—we thought it was gonna be two, but you guys had to outdo yourself and bring in five gold bars.
Mr. IAN TELFER (World Gold Council): Right.
CLAMAN: And a few security guys with it. What’s this worth right now?
Mr. TELFER: That’s worth a little over $2 million.
CLAMAN: $2 million?
Mr. TELFER: Right.
CLAMAN: Can I touch it?
Mr. TELFER: Certainly.
CLAMAN: Ahhhh. This is really nice. So heavy. Solid gold bars. How many ounces? I’ve seen different levels but how many ounces in a gold bar?
Mr. TELFER: There’s four-hundred ounces in each bar.
CLAMAN: OK. And let’s talk about those ounces. Right now we are looking at gold at record highs.
Mr. TELFER: Right.
CLAMAN: What do you think is really driving the price of gold right now? And you guys having really brought the first ETF—the first GLD to market. Looking at how that has taken off, what do you think about gold prices right now?
Mr. TELFER: Well, we’re very happy to see gold at over $1,100. For some of us in the business it’s been a long wait. But what I think is happening right now is people are looking at gold as an asset class, not as another commodity. And with all the trouble they’ve had in their portfolios over the past year, they’ve seen how gold has held up through that crisis right from start to finish and more and more people are making it a permanent part of their portfolios.
CLAMAN: But I guess the question is why suddenly now, over the past couple of months, have we seen this ramped up? Is it because we’ve printed so much money that people perceive that we’ll see inflation somewhere down the road, and that this is a hedge against that? But we don’t see that now.
Mr. TELFER: No, you don’t see the inflation yet. But, typically, in the past when governments have printed money, the inflation finally comes. I think people have seen the cycle before and now they’re building up their gold hedge for the future.
CLAMAN: A Credit Suisse analyst, as we were talking about earlier, said that if you were to look at the price of gold at which a dollar would be fully gold-backed, because we used to be on the gold standard, we’re not anymore, but if we were to have that same metric back once again then gold per ounce could go as high as $6,300 an ounce. Do you agree with that?
Mr. TELFER: Well, that’s a mathematically calculated number. That would back up the US currency with gold behind every dollar.
CLAMAN: (Unintelligible) analyst. Not Credit Suisse, but—
Mr. TELFER: So that’s a derived number, $6,000. That’s what gold would have to go to if the United States went back on the Gold Standard. I think it’d be a great idea, both for the gold business and for the US economy. History has shown that when money is backed by gold the economy does very well. I don’t think it’s gonna happen, though.
CLAMAN: Yeah, probably not. Not as this stage of the game.
Looking at this metal here and how people buy it, do you find that people are now more eager now to buy the physical metal, such as a gold bar or coins?
Mr. TELFER: There’s a mix. A lot of people are buying coins and bars, and hoarding them and taking them home, et cetera. But a lot more people are interested in things like the ETF. Because when you take physical possession of gold, when you go to sell that gold, you have to have a (unintelligible) to make sure that nothing’s happened to it while you owned it.
Whereas with the ETF you own the gold, it’s in a vault in London, you can trade it, you can sell it whenever you want, so there’s people going down both roads.
CLAMAN: And there are 400 ounces in these gold bars—I’m just going to tilt it. They’re probably—you know what? It’s almost too heavy to tilt. How much does this weigh?
Mr. TELFER: About 35 pounds.
CLAMAN: Uuugh. It’s too heavy. Ahh. OK, I did it. I couldn’t even take this if I wanted to. You can’t sit there and just lift that up.
Thank you very much. Good to see you.
Mr. TELFER: My pleasure.
CLAMAN: Come back again with the gold bars.

Ian Telfer is the chairman of World Gold Council. Thank you, gentlemen.
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